JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

September 4, 2007		TSX-VENTURE: JNY
FRANKFURT: JL4
JOURNEY ENTERS LETTER OF INTENT
TO ACQUIRE SILVER MOUNTAIN MINE

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey” or the “Company”) is pleased to announce that, subject to regulatory approval, it has entered into a letter of intent with Marlene Lamilla (the “Owner”), an individual who owns a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain property in Lima, Peru (the “Property”). Pursuant to the letter of intent, the Owner will grant to Journey the exclusive right to acquire a 100% right, title and interest in and to the Property through its wholly owned Peruvian subsidiary, Minera Journey Resources SAC.

The Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine. The deposit is on the southern border of the long hydrothermal alteration trend known as the Central Polymetallic Belt, situated in the Western Andeen range at an average elevation of 4,200 meters. The mine is currently comprised of 4 drifts, developed on 4 levels, approximately 2 kilometers long in total. The target area is 800 meters by 400 meters in surface area and is characterized by tectonism developing compressive folds, reverse faults and transverse faults aligned northwest-southeast, along with volcanism depositing flows and tuff. The veins are open, along strike in both directions and open at depth.

The terms of the letter of intent include certain payment requirements by Journey. In consideration for a 100% right, title and interest in and to the Property, Journey shall pay to the Owner, upon completion of satisfactory due diligence, a cash amount equal to CDN$80,000 and shall issue to the Owner 2,500,000 common shares of Journey’s capital.

Jack Bal, President and CEO of Journey commented: “With the acquisition of the Silver Mountain Mine Claims, we will secure a land position in the known Central Polymetallic Belt. Management is excited to see the project progress to the next stage and Journey is committed to advancing Silver Mountain to a production decision. Work will focus on expansion and upgrading of the resource base, and mine and process design."

Journey Resources Corp. is a growth oriented, mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) and the Frankfurt Stock Exchange (Symbol : JL4). The Company is currently exploring three advanced exploration-stage projects; the Vianey Mine Silver Project in Mexico, the Musgrove Gold Project, Idaho, USA and the Empire Mine Project, Idaho, USA. The Company is aggressively pursuing additional acquisition opportunities.

For additional information, contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com , or visit website www.journeyresourcescorp.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal
JATINDER (JACK) BAL Director

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